Mail Stop 7010

      November 30, 2005


Tom J. Fatjo, III
Senior Vice President - Finance
Secretary
WCA Waste Corporation
One Riverway, Suite 1400
Houston, Texas 77056


      Re:	WCA Waste Corporation
		PRE 14A filed November 18, 2005
      File No. 000-50808

Dear Mr. Fatjo:

		We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRE 14A filed November 18, 2005

1. We note that you are seeking approval of an amendment to the articles of incorporation in order to increase the authorized shares of common stock available for issuance. Please tell us if this increase in shares is necessary in order to complete any particular acquisition. If an increase in authorized common shares is necessary to complete an acquisition contemplated at this time, you should revise the proxy statement to include the information required by
Item 14 of Schedule 14A. See also Note A to Schedule 14A. In this regard, we note disclosure in the proxy statement on page seven with respect to recent acquisitions in which you have issued common shares as consideration, as well as the statement that additional common shares will provide you with flexibility in financing your acquisition strategy. Additionally, we note your Form 8-K filed on
November 8, 2005 discloses that you are in "active discussions" with companies regarding acquisitions, refers to an "acquisition pipeline", and states that you plan to finance acquisitions through a combination of borrowings and the issuance of common stock.


Closing Comment

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Tamara Brightwell, Staff Attorney, at (202)
551-
3751, or in her absence, me at (202) 551-3760 with any questions.


      Sincerely,




      Pamela A. Long
      Assistant Director


Cc:	Kinloch Gill
	Andrews Kurth LLP
	111 Congress Avenue
	Austin, Texas 78701



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Mr. Tom Fatjo, III
WCA Waste Corporation
November 30, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE